COPAMEX BROADENS ITS PARTNERSHIP WITH SCA

•	SCA will purchase 50% of Copamex’s tissue business and contribute its interest in the parties’ joint-venture company Sancela into CPG, the new joint-venture vehicle

•	Holding 100% of Sancela, CPG will continue to be a leading player in the consumer tissue, away-from-home, feminine hygiene, and adult incontinence markets in Mexico

Monterrey, Mexico – April 1, 2004. Copamex, S.A. de C.V. (“Copamex”) announced today that it has entered into a series of definitive agreements with Svenska Cellulosa Aktiebolaget SCA (“SCA”) whereby SCA would acquire 50% of the common stock of Copamex Productos al Consumidor, S.A. de C.V. (“CPG”) from Copamex (the “Transaction”). Consideration for the Transaction will be in the form of cash as well as through the contribution into CPG of SCA’s interest in Sancela, S.A. de C.V. (“Sancela”), the feminine hygiene and adult incontinence businesses currently jointly owned by CPG and SCA. Upon completion of the Transaction, CPG will hold 100% of Copamex’s tissue and away-from-home businesses in Mexico and Central America (the “Tissue Business”) as well as 100% of Sancela. Cash proceeds to Copamex from the sale of common and preferred stock of CPG will total approximately US$100 million.

The Transaction will allow CPG to benefit from the combined strengths of both partners in terms of brands, local market knowledge, sourcing, logistics, distribution, product development, and technology among others. With this combination, CPG will be well poised to continue to be a formidable competitor with leading positions in the markets in which it participates.

The Transaction represents an important part of Copamex’s debt reduction and refinancing plan (the “Plan”). The Plan contemplates other transactions including a US$75 million financing package from the International Finance Corporation and a syndicated loan for US$100 million, both of which are in final stages of execution, as well as the previously announced sale of Copamex’s multiwall sack business for US$52 million. The Plan is expected to give Copamex sufficient resources to redeem its 11.375% Series B Senior Notes due 2004 and refinance the rest of its outstanding debt with maturities of up to 8 years and with a significant peso denominated component to mitigate exchange rate risk. The Plan will result in overall debt reduction of around US$152 million, leaving Copamex with a pro-forma debt level of approximately US$312 million.

The Transaction is subject to customary closing conditions, including the implementation of the refinancing program. Completion is expected before the end of April.

SCA is the largest tissue producer in Europe and second largest producer of hygiene products like feminine towels, incontinence and baby diapers, its also the third largest producer of away-from-home tissue in the USA, has operations in 23 countries around the world and is the worlds largest producer of incontinence products with its global brand Tena.

Goldman, Sachs & Co. and Hernán Salinas acted as financial advisors to Copamex. JPMorgan advised SCA.